Exhibit 12

IDACORP, INC.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)
						June 30,
	1999	2000	2001	2002	2003	2004

Earnings, as defined:
Income before income taxes	$137,021	$210,701	$189,860	$10,525	$25,459	$63,367
Adjust for distributed income of equity	(837)	(3,116)	(1,620)	(2,544)	(20,536)	21,784
investees	435	186	296	-	-	-
Equity in loss of equity method	(37)	(1,468)	(612)	(211)	(435)	(174)
investments
Minority interest in losses of majority
owned subsidiaries
Fixed charges, as below	72,243	73,261	85,034	62,658	68,134	65,792
Total earnings, as defined	$208,825	$279,564	$272,958	$70,428	$72,622	$150,769

Fixed charges, as defined:
Interest charges	$62,975	$63,339	$75,305	$60,031	$64,813	$61,650
Preferred stock dividends of
subsidiaries - gross up -
IDACORP rate	8,313	8,886	8,142	857	1,915	2,627
Rental interest factor	955	1,036	1,587	1,770	1,406	1,515
Total fixed charges, as defined	$72,243	$73,261	$85,034	$62,658	$68,134	$65,792

Ratio of earnings to fixed charges	2.89x	3.82x	3.21x	1.12x	1.07x	2.29x